                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                                 --------------

                       THE UNITED STATES SHOE CORPORATION
                            (Name of Subject Company)

                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
                (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    912605102
                      (CUSIP Number of Class of Securities)

                                 --------------

                              James J. Crowe, Esq.
                  Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                           Cincinnati, Ohio 45227-1197
                                 (513) 527-7000

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                 With a copy to:

                            William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                 This Amendment No. 5 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed on March 16, 1995, as previously amended (the "Schedule 14D-9"), by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $24 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995 and in the related Letter of Transmittal (the "Luxottica Offer"), as set forth in this Amendment No. 5. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                 The Luxottica Action. On March 29, 1995, the Company and all the Company's Directors filed an Answer denying all material allegations in the Third Amended Complaint filed by the Luxottica Plaintiffs (the "Luxottica Third Amended Complaint"), and the Company filed an Amended Counterclaim against the Luxottica Plaintiffs (the Answer and the Amended Counterclaim together, the "Amended Company Answer and Counterclaim"). A copy of the Amended Company Answer and Counterclaim is filed as Exhibit 26 hereto and is incorporated herein by reference. The foregoing description of the Amended Company Answer and Counterclaim is qualified in its entirety by reference to the text of the Amended Company Answer and Counterclaim.

                 On March 31, 1995, the Company filed a motion for a preliminary and permanent injunction (the "March 31 Injunction Motion") enjoining the Luxottica Plaintiffs from distributing false and misleading information in their proxy solicitation materials in connection with the solicitation of Appointments of Designated Agents ("Agent Designations") to call a special meeting of shareholders. In addition, the Company filed a motion seeking to dismiss certain counts (the "March 31 Motion to Dismiss") of the Luxottica Third Amended
         Complaint. A copy of the March 31 Injunction Motion and a copy of the March 31 Motion to Dismiss are filed as Exhibits 27 and 28 hereto, respectively, and are incorporated herein by reference. The foregoing descriptions of the March 31 Injunction Motion and the March 31 Motion to Dismiss are qualified in their entirety by reference to each motion.

                 On April 7, 1995, the Company and all the Company's Directors filed with the District Court an Amended Answer, which continues to deny all material allegations of the Luxottica Third Amended Complaint, and the Company filed a second Amended Counterclaim (the Amended Answer and the second Amended Counterclaim, together, the "Second Amended Company Answer and Counterclaim"). The second Amended Counterclaim reiterates all counterclaims set forth in the Company's Amended Counterclaim, filed on March 29, 1995, and adds certain counts alleging, among other things, violations of Section 14 of the Securities Exchange Act of 1934 by Luxottica in connection with

         Luxottica's solicitation materials for Agent Designations to call a special meeting of shareholders. A copy of the Second Amended Company Answer and Counterclaim is filed as Exhibit 29 hereto and is incorporated herein by reference. The foregoing description of the Second Amended Company Answer and Counterclaim is qualified in its entirety by reference to the text of the Second Amended Company Answer and Counterclaim.

                 On April 7, 1995, Judge James L. Graham, United States District Judge for the Southern District of Ohio, entered an Agreed Pre-Hearing Order (the "April 7 District Court Order") which outlines certain claims and counterclaims that will be considered at a hearing scheduled for April 13-14, 1995. A copy of the April 7 District Court Order is filed as Exhibit 30 hereto and is incorporated herein by reference. The foregoing description of the April 7 District Court Order is qualified in its entirety by reference to the text of the April 7 District Court Order.

                 Agent Designation Revocation Proxy Materials. On April 7, 1995, the Company filed with the Commission, effective April 10, 1995, definitive proxy materials relating to the solicitation by Luxottica of Agent Designations to call a special meeting of the shareholders of the Company, including a letter to shareholders from Bannus B. Hudson, President and Chief Executive Officer of the Company, dated April 7, 1995, recommending that the Company's shareholders not execute but rather revoke the Agent Designations (the "Agent Designation Revocation Proxy Materials"). The Company intends to commence distribution of the Agent Designation Revocation Proxy Materials on or about April 10, 1995.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

                 Exhibit 26  - Amended Company Answer and Counterclaim.

                 Exhibit 27  - March 31 Injunction Motion.

                 Exhibit 28  - March 31 Motion to Dismiss.

                 Exhibit 29  - Second Amended Company Answer and Counterclaim.

                 Exhibit 30  - April 7 District Court Order.

                 Exhibit 31  - Agent Designation Revocation Proxy Materials.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 1995

                               THE UNITED STATES SHOE CORPORATION


                               By: /s/ Bannus B. Hudson
                                   ---------------------
                                   Name:   Bannus B. Hudson
                                   Title:  President and Chief Executive Officer

                                EXHIBIT INDEX
                                -------------
 Exhibit
   No.                Description
 -------              ------------


   26        Amended Company Answer and Counterclaim.

   27        March 31 Injunction Motion.

   28        March 31 Motion to Dismiss.

   29        Second Amended Company Answer and Counterclaim.

   30        April 7 District Court Order.

   31        Agent Designation Revocation Proxy Materials.